Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the Quarter ended December 31, 2019 under IFRS

IT Services Revenue for the quarter grew by 2.2% QoQ

IT Services Operating Margin at 18.4%

Bangalore, India and East Brunswick, New Jersey, USA – January 14, 2020 - Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for its quarter ended December 31, 2019.

Highlights of the Results

Results for the Quarter ended December 31, 2019:

•	Gross Revenue was ₹154.7 billion ($2.2 billion1), an increase of 2.7% YoY

•	IT Services Segment Revenue was at $2,094.8 million, a sequential growth of 2.2%

•	Non-GAAP[2] constant currency IT Services Segment Revenue increased by 1.8% QoQ

•	IT Services Operating Margin[3] for the quarter was at 18.4%, an increase of 0.3% QoQ

•	Net Income for the quarter was ₹24.6 billion ($344 million1), a decrease of 2.2% YoY

•	EPS for the quarter was ₹4.3 ($0.061) per share and grew 3.2% YoY

•	Wipro declared an interim dividend of ₹1 ($0.0141) per equity share/ADS

Performance for the quarter ended December 31, 2019

Abidali Z. Neemuchwala, CEO and Managing Director said, “We have delivered a good quarter with secular growth across all business units, geographies and practices. We remain focused on deepening our customer relationships, converting our funnel and winning large deals.”

Jatin Dalal, Chief Financial Officer said, “We expanded operating margins by 0.3% aided by a favorable movement in the currency. Further, we generated strong operating cash flows led by disciplined execution at 124% of our Net Income.”

Outlook for the quarter ending March 31, 2020

We expect Revenue from our IT Services business to be in the range of $2,095 million to $2,137 million*. This translates to a sequential growth of 0.0% to 2.0%.

*	Outlook is based on the following exchange rates: GBP/USD at 1.30, Euro/USD at 1.11, AUD/USD at 0.68, USD/INR at 71.28 and USD/CAD at 1.32
1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹71.36, as published by the Federal Reserve Board of Governors on December 31, 2019. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2019 was US$1= ₹72.09

2.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period
3.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

IT Services

Wipro continued its momentum in winning large deals globally as described below:

•

Wipro has secured a multi-year managed IT services contract from a leading airport in the Middle East wherein Wipro will leverage its strong domain expertise, digital transformation & innovation capabilities and integrated service delivery model to transform the airport’s IT operations

•

Wipro has won a large strategic deal from a leading European manufacturer of hi-tech components for the automotive industry to consolidate, standardize, and automate their IT operations globally. The engagement will drive operational excellence, enhance user experience and foster innovation. This will be done leveraging the hyper-automation capabilities of Wipro HOLMES™, Wipro’s global delivery model and strong domain & digital expertise

•	Wipro has been awarded a strategic multi-year cyber governance, cloud and infrastructure services transformation engagement by Olympus, a global medtech company headquartered in Japan

•	Wipro has won a multi-year managed services contract from a leading UK-headquartered construction company to run and transform their entire IT operations and enhance user experience

•	A multinational food and drink processing conglomerate has awarded its Platform and Cloud Services contract with Wipro to transform their operations and ensure next-generation service readiness

Digital & Cloud Application Services Highlights

We continue to see increasing traction in digital oriented deals as illustrated below:

•

Wipro has secured a contract from one of the largest US-based integrated healthcare delivery systems to bolster enterprise security and operations, leveraging Wipro’s Security Intelligence as a Service (SIaaS) managed services

•	A US-based healthcare company has awarded Wipro a contract to streamline their enterprise operations and deploy new technologies to enable rapid growth, leveraging Topcoder

•

A European start-up has awarded Wipro Digital a multi-year, multi-million-dollar strategic contract to develop and run a new-age payment and loyalty solution for the hospitality, travel and retail industry, leveraging Topcoder

•	Wipro has secured a strategic contract from a global supplier of semiconductors and infrastructure software products to accelerate their product development

•	A multinational financial services company has awarded Wipro Digital a contract to reimagine and redesign its investment platform

Analyst Accolades and Awards

•	Wipro positioned as a Leader in Gartner Magic Quadrant for Application Testing Services, Worldwide, Gunjan Gupta et al., 25 Nov 2019

•	Wipro positioned as a Leader in IDC MarketScape Worldwide Business Process Outsourcing for AML and KYC 2019 Vendor Assessment (Doc #US44398519, December 2019)

•	Wipro recognized as a Leader and Star Performer by Everest Group in Enterprise Blockchain services PEAK Matrix™ Assessment 2020

•	Wipro recognized as a Leader and Star Performer by Everest Group in Application Transformation Services PEAK Matrix™ Assessment 2020

•	Wipro recognized as a Leader and Star Performer in Everest Group Application and Digital Services in Capital Markets – Services PEAK Matrix™ Assessment 2020

•

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All product names, logos, and brands are property of their respective owners.

IT Products

•	IT Products Segment Revenue for the quarter was ₹2.6 billion ($36.1 million1).

•	IT Products Segment Results for the quarter was a loss of ₹0.14 billion ($1.96 million1).

India State Run Enterprises (ISRE)

•	India SRE Segment Revenue for the quarter was ₹1.8 billion ($25.9 million1).

•	India SRE Segment Results for the quarter was a loss of ₹0.53 billion ($7.4 million1).

Please refer the table on page 8 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS. The tables on page 8 provide IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended December 31, 2019, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 7:15 p.m. Indian Standard Time (8:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIPRO2010114.

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 175,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Aparna Iyer	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 7139	Phone: +91-80-6142 6143	Phone: +91-80-3991 6450
iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #    (Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2019	As at December 31, 2019
			Convenience translation into US dollar in millions Refer footnote 1 in page 1
ASSETS
Goodwill	116,980	123,706	1,734
Intangible assets	13,762	14,632	205
Property, plant and equipment	70,601	78,552	1,101
Right-of-use assets	—	15,706	220
Financial assets
Derivative assets	173	—	—
Investments	6,916	9,045	127
Trade receivables	4,373	4,373	61
Other financial assets	5,146	4,790	67
Investments accounted for using the equity method	1,235	1,291	18
Deferred tax assets	5,604	5,943	83
Non-current tax assets	20,603	12,412	174
Other non-current assets	15,872	11,652	163

Total non-current assets	261,265	282,102	3,953

Inventories	3,951	2,063	29
Financial assets
Derivative assets	4,931	1,352	19
Investments	220,716	164,256	2,302
Cash and cash equivalents	158,529	186,637	2,615
Trade receivables	100,489	100,622	1,410
Unbilled receivables	22,880	24,663	346
Other financial assets	14,611	9,538	134
Contract assets	15,038	14,553	204
Current tax assets	7,435	3,459	48
Other current assets	23,086	21,999	308

	571,666	529,142	7,415
Assets held for sale	240	—	—

Total current assets	571,906	529,142	7,415

TOTAL ASSETS	833,171	811,244	11,368

EQUITY
Share capital	12,068	11,426	160
Securities premium reserve	533	1,179	17
Retained earnings	534,700	503,167	7,051
Share-based payment reserve	2,617	2,203	31
Other components of equity	18,198	21,679	304

Equity attributable to the equity holders of the Company	568,116	539,654	7,563
Non-controlling interest	2,637	1,580	22

TOTAL EQUITY	570,753	541,234	7,585

LIABILITIES
Financial liabilities
Long - term loans and borrowings	28,368	22,299	312
Derivative liabilities	—	4
Lease liabilities	—	10,632	149
Other financial liabilities	—	5	—
Deferred tax liabilities	3,417	3,522	49
Non-current tax liabilities	11,023	11,549	162
Other non-current liabilities	5,258	6,152	86
Provisions	2	2	—

Total non-current liabilities	48,068	54,165	758

Financial liabilities
Loans, borrowings and bank overdrafts	71,099	72,380	1,014
Derivative liabilities	1,310	1,573	22
Trade payables and accrued expenses	88,304	80,570	1,130
Lease liabilities	—	6,389	90
Other financial liabilities	644	604	8
Contract liabilities	24,768	21,153	296
Current tax liabilities	9,541	13,903	195
Other current liabilities	18,046	18,749	263
Provisions	638	524	7

Total current liabilities	214,350	215,845	3,025

TOTAL LIABILITIES	262,418	270,010	3,783

TOTAL EQUITY AND LIABILITIES	833,171	811,244	11,368

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2018	2019	2019	2018	2019	2019
			Convenience translation into US dollar in millions Refer footnote 1 in page 1			Convenience translation into US dollar in millions Refer footnote 1 in page 1
Revenues	150,595	154,705	2,168	435,782	453,122	6,350
Cost of revenues	(103,971)	(109,673)	(1,537)	(306,091)	(321,952)	(4,512)

Gross profit	46,624	45,032	631	129,691	131,170	1,838

Selling and marketing expenses	(11,889)	(11,030)	(154)	(33,516)	(32,612)	(457)
General and administrative expenses	(6,978)	(7,496)	(105)	(29,282)	(22,142)	(310)
Foreign exchange gains/(losses), net	911	727	10	2,899	2,176	30
Other operating income	—	—	—	2,798	749	10

Results from operating activities	28,668	27,233	382	72,590	79,341	1,111

Finance expenses	(1,627)	(1,844)	(26)	(4,845)	(5,675)	(80)
Finance and other income	5,362	5,370	75	15,695	19,174	269
Share of net profit /(loss) of associates accounted for using the equity method	7	34	—	(26)	16	—

Profit before tax	32,410	30,793	431	83,414	92,856	1,300
Income tax expense	(6,966)	(6,164)	(86)	(18,178)	(18,594)	(261)

Profit for the period	25,444	24,629	345	65,236	74,262	1,039

Profit attributable to:
Equity holders of the Company	25,103	24,558	344	65,198	73,958	1,035
Non-controlling interest	341	71	1	38	304	4

Profit for the period	25,444	24,629	345	65,236	74,262	1,039

Earnings per equity share:
Attributable to equity share holders of the Company
Basic	4.18	4.31	0.06	10.86	12.58	0.18
Diluted	4.17	4.30	0.06	10.83	12.55	0.18

Weighted average number of equity shares used in computing earnings per equity share
Basic	6,006,062,585	5,692,132,118	5,692,132,118	6,006,193,456	5,879,588,157	5,879,588,157
Diluted	6,020,671,301	5,703,265,041	5,703,265,041	6,020,140,129	5,892,966,906	5,892,966,906

Particulars	Three months ended			Nine months ended		Year ended
	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018	March 31, 2019
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	46,612	45,760	45,979	137,767	129,219	175,262
Health BU	19,799	18,981	19,241	57,651	55,793	75,081
CBU	25,443	23,530	22,875	71,339	65,646	89,313
ENU	19,553	18,888	18,996	56,873	54,202	72,830
TECH	18,584	19,148	19,104	56,392	58,189	76,591
MFG	12,450	11,886	11,981	35,672	34,945	46,496
COMM	8,565	8,368	8,480	25,387	24,394	32,680

Total of IT Services	151,006	146,561	146,656	441,081	422,388	568,253
IT Products	2,576	3,233	3,145	8,218	9,553	12,312
ISRE	1,847	2,069	1,713	6,059	6,757	8,544
Reconciling Items	3	(16)	(8)	(60)	(17)	(49)

Total Revenue	155,432	151,847	151,506	455,298	438,681	589,060

Other operating Income
IT Services	—	50	—	749	2,798	4,344

Total Other Operating Income	—	50	—	749	2,798	4,344

Segment Result
IT Services
BFSI	8,246	8,407	9,095	25,988	24,182	33,831
Health BU	3,186	2,863	1,973	8,978	6,698	8,638
CBU	4,725	3,952	5,291	12,183	12,112	16,828
ENU	3,130	3,084	3,613	8,410	4,294	7,081
TECH	3,256	3,624	4,177	10,406	12,885	15,916
MFG	2,385	2,439	2,391	6,916	6,065	8,327
COMM	1,444	1,044	1,578	4,006	3,411	4,396
Unallocated	1,360	1,044	976	3,124	1,981	3,142
Other Operating Income	—	50	—	749	2,798	4,344

Total of IT Services	27,732	26,507	29,094	80,760	74,426	102,503

IT Products	(140)	149	212	(398)	(954)	(1,047)
ISRE	(528)	(177)	(686)	(1,341)	(1,054)	(1,829)
Reconciling Items	169	256	48	320	172	283

Total	27,233	26,735	28,668	79,341	72,590	99,910
Finance Expense	(1,844)	(2,247)	(1,627)	(5,675)	(4,845)	(7,375)
Finance and Other Income	5,370	6,857	5,362	19,174	15,695	22,923
Share of net profit/ (loss) of associates accounted for using the equity method	34	(2)	7	16	(26)	(43)

Profit before tax	30,793	31,343	32,410	92,856	83,414	115,415

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals.

The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended December 31, 2019
IT Services Revenue as per IFRS	$2,094.8
Effect of Foreign currency exchange movement	$(9.1)

Non-GAAP Constant Currency IT Services Revenue based on	$2,085.7
previous quarter exchange rates

Three Months ended December 31, 2019
IT Services Revenue as per IFRS	$2,094.8
Effect of Foreign currency exchange movement	$8.4

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,103.2